ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 30, 2026

Putnam VT U.S. Research Fund

100 Federal Street

Boston, Massachusetts 02110

Ladies and Gentlemen:

We have acted as counsel to Putnam Variable Trust (the “Trust”) in connection with the Registration Statement of the Trust on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of Putnam VT U.S. Research Fund, a series of the Trust, with Putnam VT Sustainable Future Fund, also a series of the Trust, and the issuance of shares of Putnam VT U.S. Research Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization by and among the Trust, on behalf of its Putnam VT U.S. Research Fund series and on behalf of its Putnam VT Sustainable Future Fund series, and, with respect to Section 5 only, Putnam Investment Management, LLC (the “Agreement”).

We have examined the Trust’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Agreement and Declaration of Trust”), as well as the Trust’s Amended and Restated Bylaws, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. The Trust is a duly established and validly existing unincorporated voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by Putnam VT U.S. Research Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by the Trust or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the relevant portfolio series for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP